Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the years ended December 31, 2016, 2015 and 2014

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada	Telephone:(604) 691-3000 Fax: (604) 691-3031 Internet: www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Westport Fuel Systems Inc.

We have audited the accompanying consolidated financial statements of Westport Fuel Systems Inc., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidate financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Westport Fuel Systems Inc. as at December 31, 2016 and December 31, 2015, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with US generally accepted accounting principles.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 8(a) to the consolidated financial statements which indicates that the comparative information presented as at and for the years ended December 31, 2015 and December 31, 2014 has been adjusted to reflect that the Company’s investee has elected to change its method of accounting for its warranty obligations.

Comparative Information

The consolidated financial statements of Westport Fuel Systems Inc. for the year ended December 31, 2014, excluding the adjustment described in Note 8(a) to the consolidated financial statements, were audited by another auditor who expressed an unmodified opinion on those financial statements on March 9, 2015 (October 15, 2015 as to the change in reportable segments discussed in Note 22).

As part of our audits of the consolidated financial statements as at and for the years ended December 31, 2016 and December 31, 2015, we audited the adjustment described in Note 8(a) to the consolidated financial statements. In our opinion, the adjustment is appropriate and has been properly applied.

We were not engaged to audit, review, or apply any procedures to the December 31, 2014 consolidated financial statements, other than with respect to the adjustment described in Note 8(a) to the consolidated financial statements. Accordingly, we do not express an opinion or any other form of assurance on those financial statements taken as a whole.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Westport Fuel Systems Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of Westport Fuel Systems Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Professional Accountants

March 31, 2017
Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders of Westport Fuel Systems Inc.

We have audited Westport Fuel Systems Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Westport Fuel Systems Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Financial Statements and Assessment of Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Westport Fuel Systems Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Westport Fuel Systems Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended and our report dated March 31, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Professional Accountants

March 31, 2017
Vancouver, Canada

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Westport Fuel Systems Inc. (formerly, Westport Innovations Inc.)

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 8(a) to the consolidated financial statements, the consolidated financial statements of Westport Fuel Systems Inc. (formerly, Westport Innovations Inc.) and subsidiaries (the “Company”), which comprise the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2014 and a summary of significant accounting policies and other explanatory information (the 2014 consolidated financial statements before the effects of the adjustments discussed in Note 8(a) to the consolidated financial statements are not presented herein).

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, such 2014 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 8(a) to the consolidated financial statements, present fairly, in all material respects, the results of their operations and their cash flows of Westport Fuel Systems Inc. (formerly, Westport Innovations Inc.) and subsidiaries for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Other Matter
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting as discussed in Note 8(a) to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 9, 2015 (October 15, 2015 as to the change in reportable segments discussed in Note 22 to the consolidated financial statements)

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2016 and 2015

	December 31, 2016	December 31, 2015
		(Adjusted, note 8)
Assets
Current assets:
Cash and cash equivalents	$60,057	$27,143
Short-term investments	848	696
Accounts receivable (note 6)	77,178	38,324
Inventories (note 7)	70,624	35,660
Prepaid expenses	5,055	3,475
	213,762	105,298
Long-term investments (note 8)	13,422	35,142
Property, plant and equipment (note 10)	59,682	42,527
Intangible assets (note 11)	22,858	22,307
Deferred income tax assets (note 19(b))	3,767	2,538
Goodwill (note 12)	2,923	3,008
Other long-term assets	15,046	2,863
	$331,460	$213,683
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	$93,245	$57,454
Current portion of restructuring obligation (note 14)	5,408	—
Current portion of deferred revenue	4,656	1,779
Current portion of long-term debt (note 15)	48,097	8,257
Current portion of royalty payable (note 16)	1,500	—
Current portion of warranty liability (note 17)	6,834	5,554
	159,740	73,044
Restructuring obligation (note 14)	8,715	—
Deferred revenue	3,559	1,513
Long-term debt (note 15)	30,935	54,190
Long-term royalty payable (note 16)	20,062	—
Warranty liability (note 17)	6,936	8,437
Deferred income tax liabilities (note 19(b))	9,803	3,570
Other long-term liabilities	6,272	1,302
	246,022	142,056
Shareholders’ equity:
Share capital (note 18):
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
110,109,092 (2015 - 64,380,819) common shares	1,042,410	937,029
Other equity instruments	20,926	16,460
Additional paid in capital	10,079	9,837
Accumulated deficit	(956,890)	(859,317)
Accumulated other comprehensive income	(31,087)	(32,382)
	85,438	71,627
Commitments and contingencies (note 21)
	$331,460	$213,683
See accompanying notes to consolidated financial statements

Approved on behalf of the Board	Brenda J. Eprile	Director	Colin Johnston	Director

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Years ended December 31,
	2016	2015	2014
		(Adjusted, note 8)	(Adjusted, note 8)
Product revenue	$220,488	$97,844	$118,015
Service and other revenue	4,407	5,460	12,554
	224,895	103,304	130,569
Cost of revenue and expenses:
Cost of product revenue	176,550	85,232	101,053
Research and development	59,413	52,777	76,580
General and administrative	48,204	35,201	40,319
Sales and marketing	20,949	17,496	25,489
Restructuring, termination and other exit costs (note 14)	19,000	—	—
Foreign exchange (gain) loss	6,408	(11,601)	(3,433)
Depreciation and amortization (notes 10 and 11)	11,308	11,736	15,536
Impairments on long lived assets, net (notes 8, 10, 11 and 12)	4,843	22,722	29,604
Provision for inventory purchase commitments (note 21(b))	—	—	4,106
	346,675	213,563	289,254

Loss from operations	(121,780)	(110,259)	(158,685)
Income from investments accounted for by the equity method	5,838	17,551	15,863
Interest on long-term debt and amortization of discount	(10,773)	(5,529)	(5,849)
Bargain purchase gain from acquisition (note 5)	35,808	—	—
Interest and other income (expense), net of bank charges	(1,656)	(186)	114
Loss before income taxes	(92,563)	(98,423)	(148,557)

Income tax expense (recovery)(note 19):
Current	2,002	1,245	606
Deferred	3,008	(514)	(1,185)
	5,010	731	(579)
Net loss for the year	$(97,573)	$(99,154)	$(147,978)

Other comprehensive income (loss):
Cumulative translation adjustment	1,295	(16,889)	(15,201)
Comprehensive loss	$(96,278)	$(116,043)	$(163,179)
Loss per share:
Basic and diluted	$(1.07)	$(1.55)	$(2.34)
Weighted average common shares outstanding:
Basic and diluted	91,028,504	64,109,703	63,130,022
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

	Common			Additional		Accumulated other	Total
	shares		Other equity	paid in	Accumulated	comprehensive	shareholders'
	outstanding	Share capital	instruments	capital	deficit	income (loss)	equity
January 1, 2014 (Adjusted, note 8)	62,733,762	$916,497	$13,834	$8,205	$(612,185)	$(292)	326,059
Issuance of common shares on exercise of stock options	43,071	374	—	(132)	—	—	242
Issuance of common shares on exercise of share units	608,975	10,701	(10,701)	—	—	—	—
Issuance of common shares in connection with acquisition	94,914	3,285	(3,285)	—	—	—	—
Stock-based compensation	—	—	7,919	1,764	—	—	9,683
Net loss for the year	—	—	—	—	(147,978)	—	(147,978)
Other comprehensive loss	—	—	—	—	—	(15,201)	(15,201)
December 31, 2014 (Adjusted, note 8)	63,480,722	930,857	7,767	9,837	(760,163)	(15,493)	172,805
Issuance of common shares on exercise of share units	575,024	5,010	(5,010)	—	—	—	—
Issuance of common shares in connection with acquisition	325,073	1,162	—	—	—	—	1,162
Stock-based compensation	—	—	13,703	—	—	—	13,703
Net loss for the year	—	—	—	—	(99,154)	—	(99,154)
Other comprehensive loss	—	—	—	—	—	(16,889)	(16,889)
December 31, 2015 (Adjusted, note 8)	64,380,819	937,029	16,460	9,837	(859,317)	(32,382)	71,627
Issuance of common shares on exercise of share units	845,491	6,639	(6,639)	—	—	—	—
Issuance of common shares in connection with acquisition	44,882,782	98,742	655	—	—	—	99,397
Beneficial conversion feature on convertible debt	—	—	—	242	—	—	242
Stock-based compensation	—	—	10,450	—	—	—	10,450
Net loss for the year	—	—	—	—	(97,573)	—	(97,573)
Other comprehensive income	—	—	—	—	—	1,295	1,295
December 31, 2016	110,109,092	$1,042,410	$20,926	$10,079	$(956,890)	$(31,087)	$85,438
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

	Years ended December 31,
	2016	2015	2014
		(Adjusted, note 8)	(Adjusted, note 8)
Cash flows from (used in) operating activities:
Net loss for the year	$(97,573)	$(99,154)	$(147,978)
Items not involving cash:
Depreciation and amortization	16,015	13,654	18,666
Stock-based compensation expense	10,450	14,871	9,683
Unrealized foreign exchange (gain) loss	6,408	(11,601)	(3,434)
Deferred income tax (recovery) expense	3,008	(514)	(1,185)
Income from investments accounted for by the equity method	(5,838)	(17,551)	(15,863)
Accretion of long-term debt	4,945	876	2,139
Impairments on long lived assets, net	4,843	22,722	29,604
Inventory write-downs to net realizable value	7,104	8,743	2,102
Bargain purchase gain from acquisition	(35,808)	—	—
Provision for inventory purchase commitments	—	—	4,106
Change in fair value of derivative liability and bad debt expense	1,670	587	1,338
Restructuring obligations	14,123	—	—
Changes in non-cash operating working capital:
Accounts receivable	(4,675)	975	11,629
Inventories	26,152	(5,997)	(1,367)
Prepaid expenses	881	661	(556)
Accounts payable and accrued liabilities	(20,650)	9,526	(4,749)
Deferred revenue	(5,212)	(1,507)	(5,096)
Warranty liability	(5,473)	(5,359)	(5,797)
	(79,630)	(69,068)	(106,758)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(9,347)	(4,845)	(10,249)
Sale of short term investments, net	1,000	—	—
Maturity (purchase) of short-term investments, net	—	—	31,369
Acquisitions, net of acquired cash (note 5)	45,344	787	(3,053)
Proceeds on sale of investments	12,965	—	—
Proceeds on sale of assets	13,219	—	—
Dividends received from joint ventures	13,398	20,464	3,200
	76,579	16,406	21,267
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(12,789)	(8,308)	(9,540)
Drawings on operating lines of credit	9,184	5,432	17,797
Finance costs incurred	—	—	(2,033)
Proceeds from stock options exercised	—	—	242
Issuance of convertible debt and royalty payable	35,000	—	—
	31,395	(2,876)	6,466
Effect of foreign exchange on cash and cash equivalents	4,570	(10,601)	(6,206)
Increase (decrease) in cash and cash equivalents	32,914	(66,139)	(85,231)
Cash and cash equivalents, beginning of year	27,143	93,282	178,513
Cash and cash equivalents, end of year	$60,057	$27,143	$93,282
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)

	Years ended December 31,
	2016	2015	2014
Supplementary information:
Interest paid	$4,339	$4,551	$4,702
Taxes paid, net of refunds	2,479	1,238	871
Non-cash transactions:
Shares issued for acquisitions (note 5)	98,742	1,162	3,285
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

 1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”, formerly known as Westport Innovations Inc.) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. On June 1, 2016, the Company merged with Fuel Systems Solutions, Inc. The Company engineers, manufactures and supplies alternative fuel systems and components for use in the transportation and industrial markets on a global basis. The Company 's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

2. Liquidity and going concern:

In August 2014, the FASB issued ASU 2014‑15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Under the new standard, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued. This standard was adopted by the Company at December 31, 2016.

These financial statements have been prepared on the basis that the Company will continue as a going concern. At December 31, 2016, the Company's cash and cash equivalents were $60,057 and its long-term debt was $79,032, of which $48,097 matures in 2017. The Company incurred significant recurring losses and negative cash flows from operating activities during 2016, 2015 and 2014, and anticipates incurring additional losses and cash outflows through 2017, largely due to the start up of production and commercial distribution of HPDI in the fourth quarter of 2017.

Principal conditions or events that require management's consideration

The factors which raise substantial doubt as to the Company’s ability to continue as a going concern are as follows:

(a)	Forecast operating and capital investment requirements

After the merger with Fuel Systems and given the low oil price environment experienced in most of 2015 and 2016, the Company has been rationalizing its operations to achieve the necessary synergies required in order to become cash flow positive from operations. The Company expects to generate positive cash flows from operations throughout its business in 2017 and beyond except for its Technology Investments segment where the Company expects significant costs for final development, testing and capital expenditures on its HPDI program with a major OEM in fiscal 2017. Overall, the Company forecasts negative cash flows in 2017.

(b)     Maturing Debt

Significant debt maturing in 2017 is the CDN $55,000 Debentures ("Debentures") maturing on September 15, 2017. This debt is classified as current liabilities on the consolidated balance sheet as at December 31, 2016. Details of this loan can be found in note 15(a) to these consolidated financial statements.

Management's plans

Management considered the following factors and management’s plans to alleviate or mitigate substantial doubt:

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

(a)    Asset sales

In conjunction with its rationalization and synergy program, the Company has a number of initiatives to simplify the number of businesses that the Company will focus on. As a result, the Company has identified a number of non-core assets that it has or would make available for sale, subject to appropriate terms and conditions in the circumstances. The Company has been active in discussions with interested parties and two of these initiatives are in the final stages of negotiation. The Company expects final binding agreements to be signed in April 2017 and closing to occur shortly thereafter. These two non-core assets sales are expected to contribute significant proceeds to the Company and would be used to fund the forecasted operating and capital investment requirements for HPDI commercialization.

The Company continues to examine other assets to determine whether it is in the best interest of the Company to monetize these assets in the next year or continue to hold and invest in these assets. The Company’s decisions with respect to these assets may depend on its ability to raise additional financings as discussed below. The Company's Board of Directors has approved a sales process and timeline for the sale of certain assets in the event that the financing is not obtained when required.

(b) Maturing Debt

The holders of the CDN $55,000 Debentures have the option to extend, a maximum of six times, the maturity date for an additional period of six months each time (i.e. if all extensions made, an additional three years) provided that greater than CDN$10,000 of the aggregate principal amount of the Debentures remains outstanding. At the date of these financial statements, the Debenture holders have not elected to extend and have until August 1, 2017 to do so.

The Company has engaged financial advisors to assist with alternative sources of funding. As of the date of these financial statements, the Company has held discussions and received interest including draft term sheets from potential lenders that would allow the Company to refinance a portion of the Debentures. In addition, the Company has initiated discussions with a representative of the Debenture holders on extending or replacing the Debentures with new financing. While there can be no assurance that the Company will be able to borrow on terms that are acceptable to the Company, management believes that it is probable that new loan(s) to refinance a portion of the Debentures, either with the Debenture holders or new lenders, will be entered into on a timely basis.

Management's assessment and conclusion

Management is confident that the cash on hand at December 31, 2016 of $60,057, the estimated proceeds from the sales of non-core assets and the estimated proceeds from financing as discussed above will provide the cash flow necessary to fund operations over the next year to March 31, 2018, and as a result, Management has determined that substantial doubt has been alleviated by Management’s plans at a probable level of assurance. Management cautions the readers that there is no absolute assurance that the Company will be able to conclude all of the non-core assets sales and raise the financing necessary, under satisfactory terms and conditions, to continue as a going concern. If the Company was not to continue as a going concern, significant adjustments may be required to the carrying value of its assets and liabilities in the accompanying consolidated financial statements and the adjustments could be material.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

3. Significant accounting policies:

(a)    Basis of presentation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities (“VIEs”) for which the Company is considered the primary beneficiary.  All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)Foreign currency translation:

The Company’s functional currency is in the Canadian dollars and its reporting currency for its consolidated financial statement presentation is the United States dollar.  The functional currencies for the Company's subsidiaries include the following: United States, Canadian ("CDN") and Australian dollars, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Japanese Yen and Indian Rupee.  The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currency of the Company’s operations or its subsidiaries are translated at the rate in effect on the date of the transaction.  Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rate in effect on the balance sheet date.  Non-monetary assets and liabilities are translated at the historical exchange rate.  All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.  For the periods presented, the Company used the following exchange rates:

	Year end exchange rate as at:		Average for the year ended:
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2014
Canadian dollar	0.74	0.72	0.76	0.78	0.91
Australian dollar	0.72	0.73	0.74	0.75	0.90
Euro	1.06	1.09	1.11	1.11	1.33
Argentina Peso	0.06	0.08	0.07	0.11	0.12
RMB	0.14	0.15	0.15	1.16	0.16
Swedish Krona	0.11	0.12	0.12	0.12	0.15
Japanese Yen	0.01	0.01	0.01	0.01	0.01
Indian Rupee	0.01	0.02	0.02	0.02	0.02

(c)Cash and cash equivalents:

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

3.    Significant accounting policies (continued):

(d)    Accounts receivable, net:

Accounts receivable are measured at amortized cost.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Past due balances over 90 days are reviewed individually for collectability. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

(e)    Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost or first-in, first-out .  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation.  The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

(f)    Property, plant and equipment:

Property, plant and equipment are stated at cost.  Depreciation is provided as follows:

Assets	Basis	Rate
Buildings	Straight-line	15 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 – 10 years
Leasehold improvements	Straight-line	Lease term

Depreciation expense on equipment used in the production and manufacturing process is included in cost of sales. All other depreciation is included in the depreciation and amortization expense line on the statement of operations.

(g)    Long-term investments:

The Company accounts for investments in which it has significant influence, including VIEs for which the Company is not the primary beneficiary, using the equity method of accounting.  Under the equity method, the Company recognizes its share of income from equity accounted investees in the statement of operations with a corresponding increase in long-term investments.  Any dividends paid or payable are credited against long-term investments. The Company accounts for investments in which it does not exercise significant influence using the cost method of accounting.

(h)    Financial liabilities:

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost.  Transaction costs relating to long-term debt are netted against long-term debt and are amortized using the effective interest rate method.

(i)    Research and development costs:

Research and development costs are expensed as incurred and are recorded net of government funding received or receivable.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

3.    Significant accounting policies (continued):

(j)    Government assistance:

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable.  Government assistance relating to the purchase of property, plant and equipment is reflected as a reduction of the cost of such assets.  Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

(k)    Intangible assets:

Intangible assets consist primarily of the cost of intellectual property, trademarks, technology, customer contracts and non-compete agreements.  Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

(l)    Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value.  When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

(m)    Goodwill impairment:

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed.  Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired.  This impairment test is performed annually at November 30.  Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

A two-step test is used to identify a potential impairment and to measure the amount of impairment, if any.  The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill.  If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two.  Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

Fair value is determined using widely accepted valuation techniques, which may include discounted cash flows and market multiple analyses.  These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

3.    Significant accounting policies (continued):

(n)    Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue.  The Company provides warranty coverage on products sold for a period ending two years from the date the products are put into service by customers.  Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period.  The Company uses historical failure rates and costs to repair defective products to estimate the warranty liability.  New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.

(o)    Revenue recognition:

The Company recognizes revenue upon transfer of title and risk of loss, generally when products are shipped provided there is (1) persuasive evidence of an arrangement, (2) there are no uncertainties regarding customer acceptance, (3) the sales price is fixed or determinable and (4) management believes collectibility is reasonably assured.

The Company recognizes service revenue from research and development arrangements based on the contracts and the ability of the Company to measure its performance. Depending on the contract, revenues may be recognized using the milestone, percentage of completion, or completed contract methods of accounting. All costs incurred related to revenue earned from research and development contracts are recorded as research and development expense as incurred.

(p)    Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse.  The effect of a change in tax rates on the deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.

The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

4. Accounting Changes:

 (a)    New accounting pronouncements adopted in 2016:

Going Concern:

In August 2014, the FASB issued ASU 2014-15. Presentation of Financial Statements - Going Concern, which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.

(b)     Change in accounting policy:

The Company's joint venture, Cummins Westport Inc ("CWI"), changed its method for determining its warranty liability to exclude, from the estimated cost to settle claims, the parts margin it expects to earn on parts sold and used to service warranty claims. These changes were accounted for as change in accounting policy and the comparative balances were restated on a retrospective basis. The Company's income from investments, accumulated deficit and long-term investments balances have been adjusted to reflect this change in accounting policy.

(c)    New accounting pronouncements to be adopted in the future:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue accounting requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. The Company is evaluating the impact of this new standard to the financial statements.

Simplifying the Measurement of Inventory (Topic 330): Inventory:

In July 2015, the FASB issued ASU 2015-11, which requires an entity to measure inventory at the lower of cost or net realizable value, which consists of the estimated selling prices in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. For public entities, the updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The guidance is to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Leases (Topic 842):

In February 2016, the FASB issued ASU 2016-02, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years for public business entities with early adoption permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments:

In August 2016, the FASB issued ASU 2016-15, which provides cash flow classification guidance on eight specific cash flow issues to reduce diversity in practice for which authoritative guidance did not previously exist. ASU 2016-15 is effective for public entities in annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

5. Business Combinations:

Merger with Fuel Systems:

On June 1, 2016 ("the acquisition date"), the Company completed a merger with Fuel Systems Solutions, Inc. ("Fuel Systems"). Fuel Systems shareholders received 2.4755 Westport common shares for each share of Fuel Systems common stock owned. The Company issued 44,882,782 common shares to former Fuel Systems shareholders and 653,532 restricted stock units of the Company to replace outstanding Fuel Systems restricted stock units in connection with the merger. No replacement awards were issued for other equity instruments pursuant to the merger agreement.

The merger was accounted for as a business combination, with Westport deemed to be the acquirer. The Company determined the purchase price using the Nasdaq closing share price on the acquisition date at $2.20 per share, which resulted in total purchase consideration of $99,397, which includes the fair value of the common shares issued of $98,742 and the fair value of the restricted stock units related to pre-combination services of $655. The Company incurred total acquisition related costs of $9,890 in 2015 and 2016 under the Corporate and Technology Investments segment, which were expensed as incurred.

This business combination resulted in a bargain purchase transaction, as the fair value of assets acquired and liabilities assumed exceeded the total of the transaction date fair value of equity issued by $35,808. The Company believes it was able to acquire the assets of Fuel Systems for less than their fair value due to the weakness in the alternative fuel sector. The following table summarizes the final allocation of the purchase price to the fair values of assets acquired and liabilities assumed at the date of the acquisition, as well as the adjustments made during the measurement period.

Consideration allocated to:	Preliminary Purchase Price Allocation as of June 1, 2016	Measurement Period Adjustments	Final Purchase Price Allocation as of December 31, 2016
Cash and cash equivalents	$45,344	$—	$45,344
Accounts receivable	42,165	789	42,954
Inventory	72,734	826	73,560
Property, plant and equipment	37,192	600	37,792
Intangible assets	4,240	—	4,240
Deferred income taxes, net	1,911	(3,964)	(2,053)
Other assets	12,962	—	12,962
Accounts payable and accrued liabilities	(58,401)	(5,305)	(63,706)
Other liabilities	(15,888)	—	(15,888)
Total net identifiable assets	142,259	(7,054)	135,205
Bargain purchase gain	(42,862)	7,054	(35,808)
Total consideration	$99,397	$—	$99,397

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

5. Business Combinations (continued):

The fair value of $42,954 of accounts receivable acquired was based on the amounts expected to be collectible.

The fair value of $73,560 assigned to inventory was based on estimated selling prices net of selling costs associated with finished goods, and replacement value for raw materials and unassembled components.

Property, plant and equipment of $37,792 was determined based on depreciated replacement cost values.

The fair value of intangible assets of $4,240 primarily relates to brand value associated with the BRC, IMPCO and ComfortPro brands. The intangible assets are being amortized over their estimated useful life of ten years.

The fair value of $63,706 assigned to accounts payable and accrued liabilities acquired was based on the expected amount to be paid and contingent liabilities recognized at the acquisition date. Adjustments made in the measurement period include $4,000 settlement of a patent infringement and $1,305 to settle remaining claims.

Since the acquisition date, Fuel Systems' total revenue was $132,850 and generated a net loss of $5,049.

Proforma Results

The following unaudited supplemental proforma information presents the consolidated financial results as if the acquisition of Fuel Systems had occurred on January 1, 2015. This supplemental proforma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2015, nor are they indicative of any future results.

	Years ended December 31,
	2016	2015
Revenue
Revenue for the year	$224,895	$103,304
Fuel Systems (prior to merger)	96,833	263,397
Proforma revenue for the year	$321,728	$366,701

Net loss
Net loss for the year	$(97,573)	$(99,154)
Fuel Systems, net of transaction costs (prior to merger)	(6,249)	(47,135)
Proforma adjustments (1)	(28,951)	(1,575)
Proforma net loss for the year	$(132,773)	$(147,864)

(1) Includes adjustments for the bargain purchase gain, additional interest expense for the convertible debt in all periods, and for transaction costs related to the merger with Fuel Systems.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

6. Accounts Receivable:

	December 31, 2016	December 31, 2015
Customer trade receivable	$73,341	$35,517
Due from related parties (note 20)	488	1,165
Other receivables	5,010	3,617
Income tax receivable	1,638	1,047
Allowance for doubtful accounts	(3,299)	(3,022)
	$77,178	$38,324

7. Inventories:

	December 31, 2016	December 31, 2015
Purchased parts and materials	$46,475	$20,864
Work-in-process	4,403	3,485
Finished goods	19,746	11,311
	$70,624	$35,660

During the year ended December 31, 2016, the Company recorded write-downs to net realizable value of approximately $7,104 (year ended December 31, 2015 - $8,743; year ended December 31, 2014 - $2,102).

8. Long-term investments:

	December 31, 2016	December 31, 2015
		(Adjusted)
Cummins Westport Inc. (a)	$10,950	$14,762
Weichai Westport Inc. (b)	1,824	19,065
Other equity accounted investees	648	1,315
	$13,422	$35,142

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

8. Long-term investments (continued):

(a)   Cummins Westport Inc.:

The Company entered into a joint venture with Cummins Inc. ("Cummins") on March 7, 2001. The joint venture term is scheduled to end on December 31, 2021 and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of, one of the parties.

On February 20, 2012, the joint venture agreement ("JVA") was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties have revised certain economic terms of the JVA. Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the amended JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins.

The Company has determined that CWI is a variable interest entity ("VIE"). Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly neither party is the primary beneficiary.

The Company recognized its share of CWI’s income and received dividends as follows:

	Years ended December 31,
	2016	2015	2014
		(Adjusted)	(Adjusted)
Investment income under the equity method	$5,606	$16,339	$9,777
Dividends received	10,198	20,464	3,200

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

8. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

During the fourth quarter of 2016, CWI changed its method for determining its warranty liability to exclude, from the estimated cost to settle claims, the parts margin it expects to earn on parts sold to dealers and used to service warranty claims. This change was accounted for as a change in accounting policy and the comparative balances were restated on a retrospective basis, with the following after tax impact to CWI and the Company:

	CWI impact	Company impact
Opening accumulated deficit decrease (January 1, 2014)	$6,314	$3,157
Increase to 2014 income from investment	3,283	1,641
Decrease to 2015 income from investment	(1,533)	(766)
Decrease to 2016 income from investment	(8,064)	(4,032)
Net change to accumulated deficit (December 31, 2016)	$—	$—

Assets, liabilities, revenue and expenses of CWI, as adjusted for the change in accounting policy, are as follows:

	December 31, 2016	December 31, 2015
		(Adjusted)
Current assets:
Cash and short-term investments	$95,623	$114,053
Accounts receivable	5,018	4,632
Other current assets	209	287
Long-term assets:
Property, plant and equipment	1,074	1,212
Deferred income tax assets	45,321	46,177
Total assets	$147,245	$166,361
Current liabilities:
Current portion of warranty liability	$26,206	$30,922
Current portion of deferred revenue	20,070	13,858
Accounts payable and accrued liabilities	7,125	11,852
	53,401	56,632
Long-term liabilities:
Warranty liability	27,282	31,461
Deferred revenue	41,788	45,859
Other long-term liabilities	2,863	2,908
	71,933	80,228
Total liabilities	$125,334	$136,860

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

8. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

	Years ended December 31,
	2016	2015	2014
		(Adjusted)	(Adjusted)
Product revenue	$205,235	$274,033	$283,551
Parts revenue	71,230	57,849	53,683
	276,465	331,882	337,234
Cost of revenue and expenses:
Cost of product and parts revenue	199,317	230,508	265,584
Research and development	36,066	30,165	21,131
General and administrative	1,136	1,414	1,202
Sales and marketing	23,047	21,236	22,514
Foreign exchange (gain) loss	8	28	34
Bank charges, interest and other	695	817	805
	260,269	284,168	311,270
Income from operations	16,196	47,714	25,964
Interest and investment income	552	367	260
Income before income taxes	16,748	48,081	26,224
Income tax expense (recovery):
Current	4,680	19,785	21,514
Deferred	856	(1,565)	(13,754)
	5,536	18,220	7,760
Income for the year	$11,212	$29,861	$18,464

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

8. Long-term investments (continued):

(b)   Weichai Westport Inc.:

On April 20, 2016, the Company sold a portion of its economic interest in Weichai Westport Inc. ("WWI") to Cartesian Capital Group ("Cartesian"), a related party, for an upfront payment of $6,300 plus a potential future payment based on Cartesian's return on investment. A loss on sale of investment of $5,238 was recognized in the quarter ended June 30, 2016. On August 20, 2016, the Company sold a portion of the investment to Weichai Power Co., Ltd and Weichai Holding Group Co., Ltd for $7,372 and recognized a gain on sale of $2,696. In addition, the Company received a dividend of $3,200 from WWI net of withholding taxes. Commencing April 20, 2016, the Company no longer has the ability to exercise significant influence over the joint venture and, therefore, with effect from that date accounts for its interest by the cost method.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

9. Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents.  As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared.  Accordingly, neither party is the primary beneficiary.

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIE in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	Balance at December 31, 2016		Balance at December 31, 2015
			(Adjusted)
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment	$10,950	$10,950	$14,762	$14,762
Accounts receivable	236	236	1,165	1,165

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

10. Property, plant and equipment:

		Accumulated	Net book
December 31, 2016	Cost	depreciation	value
Land and buildings	$4,471	$1,127	$3,344
Computer equipment and software	9,230	7,044	2,186
Furniture and fixtures	6,703	2,641	4,062
Machinery and equipment	77,120	34,754	42,366
Leasehold improvements	14,346	6,622	7,724
	$111,870	$52,188	$59,682

		Accumulated	Net book
December 31, 2015	Cost	depreciation	value
Land and buildings	$2,706	$165	$2,541
Computer equipment and software	7,171	6,234	937
Furniture and fixtures	5,163	2,084	3,079
Machinery and equipment	70,415	36,739	33,676
Leasehold improvements	10,394	8,100	2,294
	$95,849	$53,322	$42,527

Based on declining revenue and operating results, which were impacted by lower oil prices, the Company concluded that there were impairment indicators, requiring the performance of a long-lived assets impairment test during the years ended December 31, 2016 and 2015.

During the year ended December 31, 2016, the Company recorded an impairment charge of $2,708. The impairment resulted primarily from the write-down of engineering test equipment in Vancouver, Canada. The method used to determine the fair value of equipment was based on utilization of assets and the write-down was recorded in the Corporate and Technology Investments segment.

During the year ended December 31, 2015, the Company recorded an impairment charge of $4,015. The impairment resulted primarily from the write-down of OrcaTM LNG trailers ("Orcas") which provide in-yard fleets convenient refueling in the absence of a permanent liquefied natural gas ("LNG") solution. The method used to determine fair value was recent sales of Orcas and the impairment charge was recorded in the Automotive business segment.

Depreciation expense for the year ended December 31, 2016 was $12,836 (year ended December 31, 2015 - $10,703; year ended December 31, 2014 - $14,106). The amount of depreciation expense included in cost of sales for the year ended December 31, 2016 was $4,707 (year ended December 31, 2015 - $1,918; year ended December 31, 2014 - $3,130).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

11. Intangible assets:

		Accumulated	Net book
December 31, 2016	Cost	amortization	value
Patents and trademarks	$20,770	$5,093	$15,677
Technology	4,735	3,068	1,667
Customer contracts	11,419	6,053	5,366
Other intangibles	319	171	148
Total	$37,243	$14,385	$22,858

		Accumulated	Net book
December 31, 2015	Cost	amortization	value
Patents and trademarks	$16,964	$4,094	$12,870
Technology	4,862	2,663	2,199
Customer contracts	12,025	4,952	7,073
Other intangibles	283	118	165
Total	$34,134	$11,827	$22,307

Based on declining revenue and operating results, which were impacted by lower oil prices, the Company concluded there were impairment indicators as of November 30, 2016 and November 30, 2015 requiring the performance of a long-lived assets impairment test for trademarks, customer contracts, and technology. The Company completed its assessments at November 30, 2016 and November 30, 2015, respectively, and concluded that intangible assets were not impaired.

During the year ended December 31, 2016, amortization of $3,179 (December 31, 2015 - $2,951; year ended December 31, 2014 - $4,560) was recognized in the statement of operations.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

12. Goodwill:

A continuity of goodwill is as follows:

	December 31, 2016	December 31, 2015
Balance, beginning of year	$3,008	$23,352
Measurement period adjustments	—	149
Impairment losses	—	(18,707)
Impact of foreign exchange changes	(85)	(1,786)
Balance, end of year	$2,923	$3,008

The Company completed its annual assessment at November 30, 2016 and concluded the remaining goodwill of $2,923 related to the Netherlands reporting unit under the Automotive business segment was not impaired.

Based on the revenue and operating results of the Italian reporting unit, which is within the Automotive segment in the nine months ended September 30, 2015, the decline in the outlook for the remainder of 2015 and future years and the decline in the Company's share price, the Company concluded there were impairment indicators requiring an interim goodwill impairment assessment as of September 30, 2015. Based on the Company's 2015 assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill and as a result, an impairment of $18,707 was recorded in the Italian reporting unit in 2015.

For 2016 and 2015, the fair value of the reporting units was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon historical experience, financial forecasts and industry trends and conditions.

13. Accounts payable and accrued liabilities:

	December 31, 2016	December 31, 2015
Trade accounts payable	$70,411	$42,851
Accrued payroll	13,356	3,839
Accrued interest	1,977	1,037
Due to related parties (note 20)	1,191	—
Taxes payable	941	2,014
Other payables	5,369	7,713
	$93,245	$57,454

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

14. Restructuring, termination and other exit obligations:

	Year ended December 31, 2016
	Termination	Lease-exit	Total
Balance, beginning of year	$—	$—	$—
Additions	7,198	11,802	19,000
Additions: Interest and other	—	509	509
Payments	(3,876)	(1,196)	(5,072)
Impact of foreign exchange	(44)	(270)	(314)
Balance, end of year	3,278	10,845	14,123
Less: current portion	(2,903)	(2,505)	(5,408)
Long-term portion	$375	$8,340	$8,715

Beginning in the third quarter of 2016, the Company initiated a series of restructuring activities which included the consolidation of facilities in Argentina, Canada, China and the United States. This resulted in an implementation of a reduction in workforce resulting in employee severance, one-time termination benefits and contract termination costs associated with the restructuring activities. The Company incurred a charge of $7,198 associated with such termination obligations.

The Company recorded restructuring charges on leases during the year ended December 31, 2016. One lease is in New York, US, and has a lease end date of March 2017. The Company exited the premises in September 2016 and is no longer using this space. The Company has also exited its car service and racing facility in Cherasco, Italy and has a lease end date of April 30, 2017. The other lease is in Vancouver, Canada. The Company has a 10 year lease commitment for 116,000 square feet of office space; however, the Company has notified the lessor that it does not intend to occupy the space. With respect to these leases, the Company recorded a charge to earnings of $11,802. The liability is equal to the present value of rent and other direct costs for the period of time space is expected to remain contracted but unoccupied, less any expected rent to be paid to the Company by a tenant under a sublease over the remainder of the lease term. The cash flows have been discounted at 15% and the lease is expected to terminate in June 2026.

15.    Long-term debt:

	December 31, 2016	December 31, 2015
Subordinated debenture notes (a)	$40,463	$38,359
Senior revolving financing (b)	10,553	10,859
Convertible debt (c)	17,286	—
Other bank financing (d)	9,949	12,435
Capital lease obligations (e)	781	794
Balance, end of period	79,032	62,447
Current portion	(48,097)	(8,257)
Long-term portion	$30,935	$54,190

(a)    The subordinated debenture notes are unsecured, mature on September 15, 2017 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term. The holders of the Debentures have the option to extend, a maximum of six times, the maturity date for an additional period of six months each time (i.e. if all extensions made, an additional three years) provided that greater than CDN$10,000 of the aggregate principal amount of the Debentures remains outstanding. At the date of these financial statements, the Debenture holders have not elected to extend and have until August 1, 2017 to do so.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2016, 2015 and 2014

15.    Long-term debt (continued):

(b)     The €10,000 senior revolving financing facility is denominated in Euros and bears interest at the 6-month Euribor plus 2.6% (2.3% as at December 31, 2016). Subsequent to year end on March 24, 2017, the €10,000 financing facility was renewed. The loan bears an interest at the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. The Company has pledged its interest in EMER S.p.A. as a general guarantee for its senior revolving financing.

(c)    On January 11, 2016, the Company entered into a financing agreement with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January 2016.

(d)    Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.9% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands and certain accounts receivable in one of our Italian subsidiaries. Approximately $6,700 of this financing is renewable as additional accounts receivables are pledged.

(e)     The Company has capital lease obligations that have terms of three to five years at interest rates ranging from 2.3% to 11.0% (2015 - 3.1%% to 4.9%).

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants.  As of December 31, 2016, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of the long-term debt is as follows for the years ending December 31:

	Subordinated debenture notes	Senior revolving financing	Convertible debt	Other bank financing	Capital lease obligations	Total
2017	$40,463	$739	$—	$6,449	$446	$48,097
2018	—	1,688	—	316	195	2,199
2019	—	1,794	—	316	64	2,174
2020	—	1,900	—	316	46	2,262
2021 and thereafter	—	4,432	17,286	2,552	30	24,300
	$40,463	$10,553	$17,286	$9,949	$781	$79,032

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

16. Long-term royalty payable:

On January 11, 2016, The Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments in respect of the Tranche 1 Financing based on the greater of (i) a percentage of amounts received by the Company on select high pressure direct injection systems and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum.

A continuity schedule of the long-royalty payable is as follows:

December 31, 2016
Balance, beginning of year	$—
Issuance of debentures	17,500
Accretion expense	4,062
Balance, end of year	21,562
Current portion	(1,500)
Long-term portion	$20,062

The minimum repayments including interest are as follows, for the years ending December 31:

2017	$1,500
2018	3,426
2019	6,164
2020	7,722
2021	9,054
2022 and thereafter	18,113
$45,979

17. Warranty liability:

A continuity of the warranty liability is as follows:

	Years ended December 31,
	2016	2015	2014
Balance, beginning of year	$13,991	$23,109	$28,845
Warranty assumed on acquisition	5,180	—	1,952
Warranty claims	(7,353)	(9,438)	(10,709)
Warranty accruals	2,811	427	2,734
Impact of foreign exchange changes	(859)	(107)	287
Balance, end of year	13,770	13,991	23,109
Less: Current portion	(6,834)	(5,554)	(9,696)
Long-term portion	$6,936	$8,437	$13,413

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

18. Share Capital, stock options and other stock-based plans:

On June 1, 2016, the Company issued 44,882,782 common shares to former Fuel Systems' shareholders and 653,532 restricted stock units in connection with the merger described in note 5.

During the year ended December 31, 2016, the Company issued 845,491 common shares, net of cancellations, upon exercises of share units and in connection with earn out payments, (year ended December 31, 2015 – 900,097 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

(a)    Share Units:

The compensation program sets out provisions where the restricted share units ("RSUs") and performance share units ("PSUs") (together, the “Units”) will be granted to the Company’s executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company’s Board of Directors. These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives. Vesting periods and conditions for each Unit granted pursuant to the Westport Omnibus Plan are at the discretion of the Board of Directors and may include time based, share price or other performance targets.

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vested and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2016, the Company recognized $10,450 (year ended December 31, 2015 - $14,871; year ended December 31, 2014 – $9,683) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of December 31, 2016, December 31, 2015 and December 31, 2014 are as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	9,657,921	$7.62	5,337,873	$10.27	1,200,591	$23.68
Granted	684,402	2.90	5,556,630	6.74	5,792,162	10.54
Exercised/Vested	(845,491)	10.26	(575,024)	11.49	(608,975)	19.52
Forfeited/expired	(2,832,241)	6.60	(661,558)	10.34	(1,045,905)	21.75
Outstanding, end of year	6,664,591	$6.75	9,657,921	$7.62	5,337,873	$10.27
Units outstanding and exercisable, end of year	1,891,008	$7.77	1,150,294	$9.58	142,166	$11.67

During 2016, 684,402 (2015 - 5,556,630) share units were granted to employees. This included 684,402 RSUs (2015 - 2,861,630) and nil PSUs (2015 - 2,695,000). Values of RSU awards are generally determined based on the fair market value of the underlying common share on the date of grant. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of common shares that will issue over time - the number depends on future performance and other conditions tied to the payout of the PSU. The vesting of the 1,695,000 remaining PSU's from the 2015 grant is conditional upon Shareholders of Westport approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan. As a result these PSU's are being treated as a liability until this condition is met.

As at December 31, 2016, $6,594 of compensation expense related to Units has yet to be recognized in results from operations and will be recognized over a weighted average period of 1.2 years.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

18. Share Capital, stock options and other stock-based plans (continued):

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
	CDN$	CDN$
Share units:
Outstanding	$10,130	$26,849
Exercisable	2,874	3,198
Exercised	1,285	1,599

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Years ended December 31,
	2016	2015	2014
Research and development	$6,010	$9,915	$1,749
General and administrative	2,334	2,224	5,884
Sales and marketing	2,106	2,732	2,050
	$10,450	$14,871	$9,683
19. Income taxes:

(a)    The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 26% for the year ended December 31, 2016 (year ended December 31, 2015 – 26%; year months ended December 31, 2014 – 26%) as follows:

	Years ended December 31,
	2016	2015	2014
		(Adjusted, Note 8)	(Adjusted, Note 8)
Loss before income taxes	$(92,563)	$(98,423)	$(148,557)
Expected income tax recovery	(24,066)	(25,580)	(38,628)
Increase (reduction) in income taxes resulting from:
Non-deductible stock-based compensation	2,176	3,553	2,495
Other permanent differences	5,854	(76)	(446)
Withholding taxes	1,109	1,429	969
Foreign tax rate differences, foreign exchange and other adjustments	(4,561)	(138)	7,409
Non-taxable income from equity investment	925	(4,313)	(4,162)
Change in valuation allowance	32,583	21,036	25,784
Goodwill impairment	—	4,820	4,748
Change in uncertain tax position	301	—	1,252
Bargain purchase gain	(9,311)	—	—
Income tax expense (recovery)	$5,010	$731	$(579)

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

19.    Income taxes (continued):

(b)    The significant components of the deferred income tax assets and liabilities are as follows:

	December 31, 2016	December 31, 2015
Deferred income tax assets:
Net loss carry forwards	$191,685	$129,653
Intangible assets	10,319	3,792
Property, plant and equipment	11,829	7,317
Warranty liability	4,072	4,220
Foreign tax credits	5,233	—
Inventory	4,104	2,206
Research and development	4,710	3,140
Other	17,114	7,831
Total gross deferred income tax assets	249,066	158,159
Valuation allowance	(245,299)	(153,099)
Total deferred income tax assets	3,767	5,060
Deferred income tax liabilities:
Intangible assets	(4,945)	(4,566)
Property, plant and equipment	(596)	(1,177)
Other	(4,262)	(349)
Total deferred income tax liabilities	(9,803)	(6,092)
Total net deferred income tax liabilities	$(6,036)	$(1,032)
Allocated as follows:
Deferred income tax assets	3,767	2,538
Deferred income tax liabilities	(9,803)	(3,570)
Total net deferred income tax liabilities	$(6,036)	$(1,032)

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided.

The deferred income tax assets have been reduced by the uncertain tax position presented in note 19(f).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

19.    Income taxes (continued):

(c)    The components of the Company’s income tax expense (recovery) are as follows:

		Income tax expense (recovery)
	Net income (loss)
	before income
	taxes	Current	Deferred	Total
Years ended December 31, 2016
Canada	$(100,143)	57	788	$845
United States	14,926	7	—	7
Italy	(4,324)	192	1,440	1,632
Other	(3,022)	1,746	780	2,526
	$(92,563)	$2,002	$3,008	$5,010
Years ended December 31, 2015 (Adjusted, note 8(a))
Canada	$(44,739)	$793	$228	$1,021
United States	(22,227)	9	—	9
Italy	(20,695)	389	(566)	(177)
Other	(10,762)	54	(176)	(122)
	$(98,423)	$1,245	$(514)	$731
Years ended December 31, 2014 (Adjusted Note 8(a))
Canada	$(86,143)	$165	$301	$466
United States	(49,577)	8	—	8
Italy	(3,834)	521	(1,463)	(942)
Other	(9,003)	(88)	(23)	(111)
	$(148,557)	$606	$(1,185)	$(579)

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

19.    Income taxes (continued):

(d)    The Company has loss carry-forwards in the various tax jurisdictions available to offset future taxable income as follows:

Expiring in:	2017	2018	2019	2020	2021 and later	Total
Canada	$—	$—	$—	$—	$437,967	$437,967
Italy	—	—	—	—	16,622	16,622
United States	—	—	—	—	110,403	110,403
Sweden	—	—	—	—	18,843	18,843
Other	—	972	6,023	4,632	14,144	25,771
Total	$—	$972	$6,023	$4,632	$597,979	$609,606

Certain tax attributes are subject to an annual limitation as a result of the acquisition of Fuel Systems which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

(e)    The Company has not recognized a deferred income tax liability for certain undistributed earnings of foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

(f)    The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2016, the total amount of the Company’s uncertain tax benefits was $2,745 (year ended December 31, 2015 - $1,230). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2013 to 2016 taxation years remain open to examination by the Internal Revenue Service and the 2011 to 2016 taxation years remain open to examination by the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

20. Related party transactions:

The Company is reporting a larger number of related party transactions compared to 2015 as a consequence of the appointments of Mr. Peter Yu (Cartesian financing) and Mr. Mariano Costamagna (Fuel Systems merger) as directors of the Company. Subsequent to year end, Mr. Costamagna resigned from the Board of Directors. The following table sets forth amounts that are included within the captions noted on the consolidated balance sheets, representing related party transactions with the Company:

	December 31, 2016	December 31, 2015
Receivables:
Entities related to Mariano Costamagna (a)	$237	$—
Cummins Westport Inc. (b)	236	1,165
Ideas & Motion S.r.L. (c)	15	—
	$488	1,165
Payables:
Entities related to Mariano Costamagna (a)	$1,191	—
(a)    Entities related to Mariano Costamagna include: Bianco S.p.A, TCN S.r.L., Biemmedue S.p.A, MTM Hydro S.r.L., Immobiliare IV Marzo, Delizie Bakery S.r.L., Galup S.r.L., TCN Vd S.r.L., Europlast S.r.L., A.R.S. Elettromeccanica S.r.L., Ningbo Topclean Mechanical Technology Co. Ltd., and Erretre S.r.L..
(b)    Pursuant to the amended and restated Joint Venture Agreement, Westport engages in transactions with CWI (see note 8(a)). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred.
(c)    Ideas & Motion S.r.L is an Italian consulting and services company in which the Company owns an equity ownership interest of 14.28%.

	Years ended December 31,
	2016		2015
	Purchases	Sales	Purchases	Sales
Related party company:
Entities related to Mariano Costamagna	$2,592	$412	$—	$—
Cummins Westport Inc.	—	2,744	—	5,742
Ideas & Motion S.r.L.	—	43	—	—
	$2,592	$3,199	$—	$5,742

(d)    Other transactions with related parties:
The Company leases buildings under separate facility agreements from IMCOS Due S.r.L., a real estate investment company owned 100% by Mariano Costamagna and members of his immediate family. The terms of these leases reflect the fair market value of such properties based upon appraisals. The Company made payments to IMCOS Due S.r.L. of $1,475 for the year ended December 31, 2016 (2015 - nil).

Peter Yu, founder and managing partner of Cartesian, was elected as a Director in January 2016 in connection with the Investment Agreement. The convertible debt (note 15(c)) and royalty payable (note 16) are related party balances. In addition, the Company sold a portion of its economic interest in WWI to Cartesian (note 8(b)). The Company has not made any cash payments to Cartesian relating to the convertible debt or royalty payable as at December 31, 2016, but has accrued interest in accordance with the terms of the agreements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

21. Commitments and contingencies:

(a)     Contractual Commitments

The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2017	$9,347
2018	9,134
2019	7,686
2020	6,298
2021	4,548
Thereafter	19,996
$57,009

As disclosed in note 14, the Company has recorded restructuring charges on several leases. Any income received from subleasing the leases will reduce the minimum annual payments required by the Company.

For the year ended December 31, 2016, the Company incurred operating lease expenses of $5,675 (year ended December 31, 2015 - $3,763; year ended December 31, 2014 - $3,879).

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

(b)     Purchase Commitments

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments. In 2014, the Company entered into several long-term fixed price contracts to purchase parts to produce certain products. These contracts represent firm purchase commitments which are evaluated for potential market value losses. The Company estimated a loss on these firm purchase commitments with reference to the estimated future sales price of these products and recognized a provision for inventory purchase commitments of $4,106 in 2014. The provision is recognized in other payables in accounts payable and accrued liabilities. During 2015 and 2016, no additional loss for provision for inventory purchase commitments was accrued and the provision has been drawn down to $751 as at December 31, 2016.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

22. Segment information:

The financial information for the Company’s business segments evaluated by the Chief Operating Decision Maker ("CODM") includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

The Company’s business operates in four operating segments:

Automotive Business Segment (previously branded as Westport Operations)

The Westport Fuel Systems Automotive division designs, manufactures and sells compressed Natural Gas (“CNG”) and liquid petroleum gas (“LPG”) components and systems for passenger cars and light-duty trucks and medium-duty vehicles including OEM, delayed OEM (“DOEM”) and Aftermarket. The portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, in addition to complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits.

During the first quarter of 2015, the Company realigned the structure of the company's internal organization.  The realignment combined, our historical operating segments, Westport Applied Technologies, Westport On-Road Systems and Westport Off-Road Systems into a single operating segment, Automotive Business Segment (previously branded as Westport Operations). This change reflects the manner in which operating decisions and assessing business performance is currently managed by the CODM. As the Company narrows its focus within certain business units, including its investments in joint ventures, and defers certain products and related programs, the CODM manages the combined businesses as a whole. Therefore, the Automotive Business Segment provides more meaningful information to users of the Company’s financial statements.   All comparable periods presented have been revised to reflect this change.

Industrial Business Segment

The Westport Fuel Systems Industrial division designs and manufactures alternative fuel components and systems for off-road mobile and stationary equipment, and heavy-duty on-road vehicles as well as the development of complete emissions certified and non-certified engines for forklifts and other industrial equipment.

Corporate and Technology Investments Segment

The Corporate and Technology Investments segment is responsible for current and advanced research and development programs, corporate oversight, and general administrative duties. The corporate oversight and general administrative duties function for the company is grouped under this unit.

Cummins Westport Inc. Joint Venture

CWI, our 50:50 joint venture with Cummins, serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers.

Weichai Westport Inc. Joint Venture
WWI is a joint venture between Westport, Weichai Holding Group Co. Ltd. ("Weichai") and Hong Kong Peterson (CNG) Equipment Ltd. focusing on the Chinese market. WWI develops, manufactures and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally. On April 20, 2016, the Company sold a portion of its economic interest in WWI (note 8(b)) and the Company discontinued reporting of WWI results on an equity basis. As the Company no longer has significant influence in the joint venture, the Company does not consider WWI a business segment.

The accounting policies for the reportable segments are consistent with those described in note 3. The CODM evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

amortization, impairment charges, restructuring charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, gain on sale of long-term investments and bargain purchase gain.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

22. Segment information (continued):

Financial information by business segment as follows:

	Years ended December 31,
	2016	2015	2014
Revenue:
Automotive	$165,071	$100,108	$126,988
Industrial	54,662	—	—
Corporate and Technology Investments	5,162	3,196	3,581
CWI	276,465	331,882	337,234
WWI	29,931	185,967	618,465
Total segment revenues	531,291	621,153	1,086,268
Less: equity investees' revenue	(306,396)	(517,849)	(955,699)
Consolidated revenue	$224,895	$103,304	$130,569

	Years ended December 31,
	2016	2015	2014
		(Adjusted, note 8)	(Adjusted, note 8)
Operating loss:
Automotive	$(19,157)	$(21,855)	$(35,952)
Industrial	3,746	—	—
Corporate and Technology Investments	(76,118)	(77,283)	(92,456)
Restructuring	(19,000)	—	—
Foreign exchange gain (loss)	(6,408)	11,601	3,433
Impairment of long lived assets, net	(4,843)	(22,722)	(29,604)
Provision for inventory purchase commitments	—	—	(4,106)
CWI	29,782	51,011	21,555
WWI	718	3,784	78,502
Total segment operating loss	(91,280)	(55,464)	(58,628)
Less: equity investees’ operating income	(30,500)	(54,795)	(100,057)
Consolidated operating loss	$(121,780)	$(110,259)	$(158,685)

	Years ended December 31,
	2016	2015	2014

Total additions to long-lived assets, excluding business combinations:
Automotive	$3,310	$1,350	$2,278
Industrial	747	—	—
Corporate and Technology Investments	5,290	3,495	7,971
	$9,347	$4,845	$10,249

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

22. Segment information (continued):

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total product revenue and service and other revenue
	Years ended December 31,
	2016	2015	2014
Europe	54%	48%	47%
Americas	32%	40%	42%
Asia	12%	12%	11%
Others	2%	—%	—%

As at December 31, 2016, total goodwill of $2,923 (December 31, 2015 - $3,008) was allocated to the Automotive segment.

As at December 31, 2016, total long-term investments of $12,876 (December 31, 2015 - $34,716) was allocated to the Corporate and Technology Investments segment and $546 (December 31, 2015 - $426) was allocated to Automotive segment.

Total assets are allocated as follows:

	Total assets by location
	Years ended December 31, 2016
	2016	2015
Automotive	$241,975	$157,452
Industrial	65,717	—
Corporate and Technology Investments and unallocated assets	23,768	56,231
CWI	147,245	171,189
WWI	—	125,724
	478,705	510,596
Less: equity investees’ total assets	(147,245)	(296,913)
Total consolidated assets	$331,460	$213,683

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

22. Segment information (continued):

The Company’s long-lived assets consist of property, plant and equipment (fixed assets), intangible assets and goodwill.

Long-lived assets information by geographic area:

December 31, 2016	Fixed assets	Intangible assets and goodwill	Total
Italy	$26,713	$19,942	$46,655
Canada	22,157	1,377	23,534
United States	5,613	—	5,613
Rest of Europe	3,119	4,462	7,581
Asia Pacific	3,154	—	3,154
	60,756	25,781	86,537
Less: equity investees' long lived assets	(1,074)	—	(1,074)
Total consolidated long-lived assets	$59,682	$25,781	$85,463

December 31, 2015	Fixed assets	Intangible assets and goodwill	Total
Italy	$6,212	$19,531	$25,743
Canada	18,875	494	19,369
United States	14,210	—	14,210
Rest of Europe	3,076	5,135	8,211
Asia Pacific	7,767	155	7,922
	50,140	25,315	75,455
Less: equity investees' long lived assets	(7,613)	—	(7,613)
Total consolidated long-lived assets	$42,527	$25,315	$67,842

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

23. Financial Instruments:

(a)    Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

(b)    Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At December 31, 2016, the Company has $60,905 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at December 31, 2016:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$93,245	$93,245	$93,245	$—	$—	$—
Subordinated debentures notes (1)	40,463	43,727	43,727	—	—	—
Senior revolving financing (2)	10,553	11,793	1,039	4,026	4,336	2,392
Convertible debt	17,286	24,456	1,575	3,150	19,731	—
Senior financing (3)	9,949	10,476	6,893	767	758	2,058
Capital lease obligations	781	826	473	268	85	—
Long-term royalty payable	21,562	45,979	1,500	9,590	16,776	18,113
Operating lease commitments	10,845	57,009	9,347	16,820	10,846	19,996
Royalty payments (4)	2,577	3,831	—	3,831	—	—
	$207,261	$291,342	$157,799	$38,452	$52,532	$42,559

(1) Includes interest at 9%.
(2) Includes interest at rates disclosed in note 15(b).
(3) Includes interest at rates disclosed in note 15(d).
(4) The Company is obligated to repay funding received from Industrial Technologies Office ("ITO") in the form of royalties equal to the greater of $1,005 (CDN $1,350) or 0.33% of the Company's gross annual revenue from all sources, including CWI, provided that gross revenue exceeds $10,055 (CDN$13,500) in any aforementioned fiscal year, until the earlier of March 31, 2018 or until cumulative royalties total of $21,003 (CDN$28,200) has been repaid.  As at December 31, 2016, $2,577 remains accrued in accounts payable and accrued liabilities (December 31, 2015 - $2,387). As at December 31, 2016, cumulative royalties of CDN $12,991 have been paid.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

23. Financial Instruments (continued):

(c)    Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable.  The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments.  The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and other receivables.  As at December 31, 2016, 91% (December 31, 2015 - 85%) of accounts receivable relates to customer receivables, and 9% (December 31, 2015 - 15%) relates to amounts due from related parties, income tax and value added taxes receivables.  In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 days to 90 days.  The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined on a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers’ liquidity and financial position.

(d)    Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.  The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar and the Euro.  Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

23. Financial Instruments (continued):

(d)    Foreign currency risk (continued):

The Company’s functional currency is the Canadian dollar. The U.S. dollar amount of financial instruments subject to exposure to foreign currency risk reflected in the consolidated balance sheet at December 31, 2016 is as follows:

US Dollars
Cash and cash equivalents	$9,732
Accounts receivable	9,780
Accounts payable	4,353
Long-term debt, including current portion	17,286
Long-term royalty payable, including current portion	21,562

(e)    Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is subject to interest rate risk on certain long-term debt with variable rates of interest.  The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2016 had increased or decreased by 50 basis points, with all other variables held constant, net loss for the year ended December 31, 2016 would have increased or decreased by $67.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

23. Financial Instruments (continued):

(f)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value.  The long-term investments represent our interest in CWI, which is accounted for using the equity method, and WWI and other investments, which are accounted for using the cost method.

The carrying values reported in the consolidated balance sheet for the unsecured subordinated debenture notes (note 15) is greater than its fair value based on a recent financing the Company performed with Cartesian (note 16). The approximate fair value of the unsecured subordinated debenture notes is approximately $38,848 (CDN $52,159). Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 15(b)) approximates their fair values as at December 31, 2016, as the interest rates on the debt is floating and therefore approximates the market rates of interest.  The Company’s credit spread in these subsidiaries also has not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2016, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2016, 2015 and 2014

24. Subsequent Events

On March 24, 2017, the Company renegotiated its €10,000 senior revolving financing facility. See note 15(b) to these financial statements for details.